UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 26, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Regado Biosciences, Inc.

File No. 333-188209 - CF#29605

Regado Biosciences, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 29, 2013.

Based on representations by Regado Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.34	through April 10, 2016
Exhibit 10.37	through April 10, 2016
Exhibit 10.38	through April 10, 2016
Exhibit 10.39	through April 10, 2016
Exhibit 10.40	through April 10, 2016
Exhibit 10.47	through May 16, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary